UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Independence Bancshares, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

45338E 10 7

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(CUSIP NUMBER)

Lawrence R. Miller, Chief Executive Officer

Independence Bancshares, Inc.

500 E. Washington Street

Greenville, South Carolina 29601
(864) 672-1776
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2006
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 45338E 10 7

1.     Names of Reporting Persons: Hasmukh P. Rama

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2 .     Check the Appropriate Box if a Member of a Group (1)     (A)
                                                                                                (B)

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3 .     SEC use Only

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4 .     Citizenship or Place of Organization:           United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

5.      Sole Voting Power:                           126,500

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6.      Shared Voting Power:                           0

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7.      Sole Dispositive Power:                     126,500

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8.      Shared Dispositive Power:                     0

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9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 126,500

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10.      Check if Aggregate Amount in Row 9 Excludes Certain Shares:            [ ]

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1 1.     Percent of Class Represented by Amount in Row 9.      6.0%

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1 2.     Type of Reporting Person:                         IN

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Page 2 of 4 Pages

Item 1(a) Name of Issuer:

Independence Bancshares, Inc.

Item 1(b) Address of Issuer's principal executive offices:

Independence Bancshares, Inc.

500 E. Washington Street

Greenville, South Carolina 29601

Item 2(a) Name of person filing:

Hasmukh P. Rama

Item 2(b) Address or principal business office, or, if none, residence:

306 Huntington Road

Greenville, SC 29615

Item 2(c) Citizenship

United States of America

Item 2(d) Title of class of securities:

Common Stock

Item 2(e) CUSIP No.

45338E 10 7

Item 3.

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned:       126,500

b. Percent of class:                        6. 0%

c. Number of shares as to which such person has:
     i.       Sole power to vote or to direct the vote:                             126,500
     ii.      Shared power to vote or to direct the vote:                         N/A

     iii.     Sole power to dispose or to direct the disposition of:         126,500

     iv.     Shared power to dispose or to direct the disposition of:     N/A

Page 3 of 4 Pages

Item 5.

Not Applicable.

Item 6.

Not Applicable.

Item 7.

Not Applicable.

Item 8.

Not Applicable.

Item 9.

Not Applicable.

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 16, 2008                                        /s/ Hasmukh P. Rama

                                                                       Hasmukh P. Rama

Page 4 of 4 Pages